V I K A   C O R P.

Suite 202, 2310 W 2nd Avenue

Vancouver, BC

V6K 1J1

Tel:  604.221.4989

Fax:  604.736.4912

September 13th, 2005

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0304

Washington, D.C. 20549-0304

Attention: Ms. Anita Kuru

Dear Sirs:

Re:

Vika Corp.

Registration Statement on Form SB-2

File No. 333-124421

This letter is in response to your comment letter dated August 9th, 2005 regarding the registration statement on Form SB-2 filed by Vika Corp., and accompanies Amendment No. 2 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.  The comments are being answered in behalf the issuer.  Accordingly, some answers are given in first person as though the issuer was answering the comment directly.

Summary Financial Information, page 3

1.

We note you disclose no revenues here, but present revenues of $7,200 during the quarter ended March 31, 2005.  Please update your presentation of revenues since inception here to reflect transactions through the most recent quarterly period.

We have amended the disclosure to include summary financial information to June 30, 2005.

Risk Factors, page 3

2.

Please refer to comment 10 in our letter dated May 26, 2005.  It does not appear that you have deleted the fifth sentence in risk factor 4.  Please revise.

We have deleted the reference sentence, as requested.

Determination of Offering Price, page 7

3.

We note your response to comment 13 in our letter dated May 26, 2005.  Please discuss the relation of the offering price to the price of the securities issued in the most recent private placement.

The price of securities during the last two private placements was $0.0895 and $1.00 per share, respectively, which prices were arbitrarily determined by the Board of Directors.  Those prices do not have any direct relation to the offering price.  The offering price was set by the Board of Directors after careful consideration of the Company’s business and the price determined to be the most suitable in relation thereto that management estimates would be attractive to the investing public.

Legal Matters, page 16

4.

We note your response to comment 23 in our letter dated May 26, 2005.  You are required to file a legality opinion prior to the effective date of the registration statement.  Please file the legality opinion as soon as practicable to facilitate our review.  See Item 601(b)(5) of Regulation S-B.

We have attached as Exhibit 5.1 a legal opinion from Penny Green, a Vancouver based attorney licensed to practice law in the State of Washington.

Industry Background, page 17

5.

We note your response to comment 30 in our letter dated May 26, 2005.  However, please furnish us clearly marked copies of the information, studies, data, etc. upon which Mr. Lepage’s opinions are based.

We have deleted all references to the information based on Mr. Lepage’s opinions.

The Technology, page 19

6.

We note your response to comment 27 in our letter dated May 26, 2005.  Please indicate whether you intend to purchase your equipment for other projects from Waverider Communications in the future.

We have amended the disclosure, as requested.

7.

We note your response to comment 29 in our letter dated May 26, 2005.  Please clearly disclose in the registration statement that you are not certain when you will actively commence your operations.  We may have further comment.

We have included the additional disclosure, as requested.

Plan of Operation, page 21

8.

We note your response to comment 39 in our letter dated May 26, 2005.  Please revise your disclosures to include the amount raised to date from equity financing.

We have updated the disclosure, as requested.

9.

We note your response to comment 41 in our letter dated May 26, 2005.  Please clearly state how you expect to continue to develop your business because you indicated that you had sufficient funds for only two months as of March 31, 2005.  Please include disclosure regarding your ability to continue the development of your business as of the most recent practicable date.  Also, indicate whether you have engaged in any operations since the completion of the POP for On-Q Systems.  We may have further comment.

We have updated the disclosure in response to your comments at page 24.

Financial Statements – For the year ended December 31, 2004

General

10.

We note your response to comment 43 in our letter dated May 26, 2005 regarding an update of your financial statements.  Please revise your presentation to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

We have included interim unaudited financial statements for the six months ended June 30, 2005.

Report of Independent Registered Public Accounting Firm

11.

We note your response to comment 44 in our letter dated May 26, 2005, but the audit report filed on EDGAR does not appear to have a proper manual signature.  Please include a properly signed audit report with your next amendment.  Refer to Rule 2-02(a)(2) of Regulation S-X.

We have included a proper manual signature on the audit report.

Balance Sheets

12.

We note from your note disclosures that the equipment line item is net of accumulated depreciation.  Please change the line item to Equipment, net.

The balance sheet has been amended to reflect the line item of Equipment, net.

Statement of Operations

13.

We note your response to comment 46 in our letter dated May 26, 2005 relating to amounts paid to your President for services rendered.  You disclose consulting fees of $15,000 rendered by your President in exchange for common stock, but discuss below the table in the Executive Compensation section of this filing an amount of $18,000 that he has received to date.  Please revise your disclosures to explain what the difference represents.

The Compensation table a page 29 was inaccurate and has been corrected as has the disclosure.

Notes to the Financial Statements

Note 1 – Nature and Continuance of Operations

14.

We note your response to comment 47 of our letter dated May 26, 2005 relating to your disclosures in Note 1 of your ability to raise sufficient cash to support operations.  Please revise your disclosures to correct the typographical error where you use the word “losses” in the last paragraph of Note 1.

The typographical error of the word “losses” has been changed to “loans”.

Note 5 – Related Party Transaction

Consulting Fees

15.

We note your response to comments 50 and 51 in our letter dated May 26, 2005 relating to your issuance of shares of your common stock for services rendered by outside consultants and your employees.  Please revise your policies to include how you account for transactions where equity instruments are used to compensate the individual or pay for the services rendered.  Refer to paragraph 8 through 15 of SFAS 123.

A new note has been included under Note 2 that addresses stock based compensation.

16.

We note your response to comment 51 in our letter dated May 26, 2005 relating to your classification of services rendered by employees as consulting fees rather than employee compensation.  You disclose under Number of Employees that you currently have one employee.  Please tell us the name of your only employee and if any of the amounts classified as consulting fees relate to services rendered by that person.  Please revise your presentation and reclassify to employee compensation for all periods presented any amounts relating to your employee if the services were rendered subsequent to your hiring this individual as your employee.  Revise your disclosures throughout the filing accordingly.

We refer to both of our staff as consultants.  Referring to one employee is a typographical error.

Interim Financial Statements – For the Quarter Ended March 31, 2005

General

17.

Where applicable, please revise your interim financial information to address the comments relating to your audited financial statements.

We confirm that the interim financial statements for the six months ended June 30, 2005 reflect your comments related to the audited financial statements.

Interim Notes to the Financial Statements

Note 2 – Continuance of Operations

18.

Please reconcile the amount disclosed here for accumulated losses of $53,599 to the $55,599 presented on the interim balance sheet and the statement of stockholders’ deficiency as of March 31, 2005.

We confirm that the amount of $54,599 in Note 2 to the financial statements for the three months ended March 31, 2005 was a typographical error and it should have in fact been $55,599.  We have now included the interim financial statements for the six months ended June 30, 2005 in which all three numbers match.

We look forward to hearing from you.

Yours truly,

VIKA CORP.

“Scott  Sutherland”

Scott Sutherland,

President and CEO